Exhibit 4.2

To:	Mr. Paul Mazor

CC:	Mr. Josef Zelinger

From:	Mr. James Nathanielsz

Subject:	Loan to Propanc Biopharma Inc.

Dear Mr. Mazor,

The Board of Directors at Propanc Biopharma Inc. (“Propanc’’) confirm acceptance and receipt of funds for the sum of one hundred thousand Australian dollars (AUD 100,000) from Paul Mazor (the “lender’’) of Apt 2903, 389/1413 The Peak Towers, M. Kasetsin 9 Rd. Nong Prue, Banglamuang, Chonburi, Thailand 20150 (“address’’).

The loan to Propanc is subject to the following terms & conditions:

●	Amount: A$100,000.00
●	Term: 1 year or earlier at the discretion of the borrower.
●	Commencement date: 05 June 2024
●	Interest rate: 12% pa

Sincerely,

James Nathanielsz

Chief Executive Officer

Approved by,

Dr Julian Kenyon

Director

Approved by,

Mr Paul Mazor

Investor

p: +61 (0)3 9882 0780 a: 302/6 Butler Street, Camberwell, VIC 3124, AUSTRALIA w: www.propanc.com